FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING
OR
HONG KONG
 DOLLARS

On
2 March
 200
9
, the Directors of HSBC Holdings plc declared a
fourth
 interim dividend for 2008 of US$
0.10
 per ordinary share. The dividend is payable on
6 May 2009

to shareholders on the Principal Register, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register at close of business on
20 March 2009
 in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. However, shareholders with addresses in the United States will automatically receive dividends in United States dollars unless they currently receive payment in one of the other currencies or make an election to do so. In the absence of instructions to the contrary, shareholders on the Hong Kong Overseas Branch Register and the Bermuda Overseas Branch Register will automatically receive dividends in Hong Kong dollars and
United States
 dollars respectively.

Dividends payable in cash in sterling or Hong Kong dollars on
6 May 2009
 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at 11.00 am o
n
27 April 2009
 (US$1 = HK$
7.74955

and
£1 = US$
1.455325
). Accordingly, the amount payable on
6 May 2009
 will be:
US$
0.10
 per share;
approx
imately HK$
0.774955

per share; or
approximately £
0.068713

per share.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be US$0.5
0 per ADS. The dividend will be paid on
6 May 2009
 in cash in
United States
 dollars or in new shares to those who have elected to receive the scrip dividend alternative. The cash dividend for participants in the dividend reinvestment plan, operated by the depositary, will be invested in additional ADSs.

R G Barber
Group Company Secretary
HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  27 April, 2009